BOX 3.  NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER  (BLOCK LETTERS)

FORM 55-102F6 INSIDER REPORT (See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1.   NAME OF THE REPORTING ISSUER  (BLOCK LETTERS)

BOX 4. JURISDICTION(S) WHERE THE

              ISSUER IS A REPORTING ISSUER

              OR THE EQUIVALENT

TALISMAN ENERGY INC.

FAMILY NAME OR CORPORATE NAME
TALISMAN ENERGY INC.
GIVEN NAMES

NO.	STREET		APT
SUITE 3400, 888 - 3RD ST. S.W.
CITY
CALGARY
PROV			POSTAL CODE
ALBERTA			T2P 5C5
	BUSINESS TELEPHONE NUMBER	CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	YES	NO
403 - 237 - 1234 EXT
BUSINESS FAX NUMBER
403 - 231 - 3633

ALBERTA BRITISH COLUMBIA MANITOBA NEWFOUNDLAND NOVA SCOTIA	ONTARIO QUÉBEC SASKATCHEWAN

BOX 2.  INSIDER DATA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS  A  D  E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

RELATIONSHIP(S) TO REPORTING ISSUER			DATE OF LAST REPORT FILED	DD	MM	YY
1				25	11	02
			OR
CHANGE IN RELATIONSHIP FROM LAST REPORT	YES	NO	IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY

ATTACHMENT                      YES              NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE           ENGLISH     FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8     VERSION FRANGAISE DISPONIBLE SUR DEMANDE

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE			NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DD	MM	YY
COMMON SHARES	1,114,900	03	12	02	38		1,114,900	*
COMMON SHARES		02	12	02	10	227,500 **		55.3429
COMMON SHARES		03	12	02	10	100,000 **		56.45
COMMON SHARES		04	12	02	10	115,700 **		55.9872
COMMON SHARES		05	12	02	10	200,000 **		56.4787		643,200

* SHARES PURCHASED PURSUANT TO NORMAL COURSE ISSUER BID WERE CANCELLED.

** SHARES PURCHASED FOR CANCELLATION PURSUANT TO NORMAL COURSE ISSUER BID.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE		DD	MM	YY
TALISMAN ENERGY INC.		DATE OF THIS REPORT	09	12	02

BOX 6. REMARKS